Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

Dear Zimmer and Biomet Team Members:

The past several months have been highlighted by a substantial amount of integration planning activity. We established the Integration Steering Committee, the Integration Management Office, twenty-eight integration planning teams that include hundreds of dedicated Zimmer and Biomet personnel who have produced thousands of hours of combined work and, most recently, I announced the Operating Committee of the combined Zimmer Biomet.

These twelve key leaders will set the direction and strategy for the future organization. In order to ensure that we are ready to leverage the opportunities offered by the combined company on Day One, the future Operating Committee met several times recently to discuss topics that are key to the Zimmer Biomet organization. During our discussions, we spent time getting to know one another on a more personal level and addressing the cultural dynamics that will define our success as a leadership team. This is an impressive group of individuals and I come away from our interactions with the belief that we will have the strongest and most capable leadership team in the musculoskeletal healthcare industry.

The leadership team has also decided upon several organizational structure items. There was much discussion and in the end, the team came to agreement on what is best for the combined company. Below are details regarding the final organizational structure of the business units, geographic regions and functional areas.

The Zimmer Biomet business units will maintain a focus on the long-term marketing strategy and development of their product lines and also several key shared services functions supporting the global organization.

•	Adam Johnson, Group President, with responsibility for the Spine, Microfixation, Bone Healing and Dental businesses, will also oversee Market Access, providing support to all businesses in developing strategies that address increased payer influences related to Zimmer Biomet products. Globally, the Dental and Microfixation businesses will maintain a separate sales force. In the Americas, Spine will maintain a separate sales force, while in all other geographies the sales force will report regionally. Medical education, marketing communications, as well as meetings and convention activities for Spine, Microfixation, Bone Healing and Dental will remain with their respective businesses.

•

Dave Nolan, Group President, will have responsibility for the Sports Medicine, Extremities, Trauma and Surgical businesses, product development and management of innovative Biologics platform technologies, as well as Knee Creations and ETEX. In addition, Dave will lead Marketing Services, supporting all the global orthopaedic businesses with marketing communications, global branding, creative services, meetings and conventions, grants and donations, U.S. medical education and collaboration with academic institutions. Marketing communications teams supporting product groups will report to their respective business unit leadership.

•	Dan Williamson, Group President, will have responsibility for the Knee, Hip and Bone Cement businesses. In addition, Dan will lead the Personalized Solutions team, which includes Zimmer’s Computer Assisted Solutions (CAS) and Biomet’s One Patient Solutions organizations. Dan will also lead a shared Engineering Services group, supporting the global orthopaedic businesses with various engineering and design platforms, standards and product related services. In addition, he will oversee a centralized Research function including Zimmer’s Advanced Technologies and Reconstructive research groups, Biomet’s Biomaterials research group, as well as the consolidated Advanced Process Technology teams.

The Zimmer Biomet geographic regions will commit dedicated resources to support the commercialization and sale of all product lines, with the exception of global Dental and Microfixation and Americas Spine, as detailed above.

•	Stuart Kleopfer, President, Americas. The Americas region will be comprised of the United States, Canada and Latin America. Stuart will also lead Zimmer’s Accelero and Biomet’s Orthopaedic Advantage businesses.

•	Katarzyna Mazur-Hofsaess, M.D., Ph.D., President, EMEA. The EMEA region will be comprised of Europe, the Middle East and Africa. Katarzyna will also oversee medical education in the EMEA region and the Hospital Services and Rapid Recovery Program.

•	Sang Yi, President, Asia Pacific. The Asia Pacific region will be comprised of China, Japan, India, Australia, New Zealand, Korea and Southeast Asia. In addition, Sang will oversee medical education in Asia Pacific.

The Zimmer Biomet functional areas will continue to provide strategic support to the business units and geographic regions.

•	Robin Barney, Senior Vice President, Global Operations and Logistics, will oversee all manufacturing operations across the organization. Robin will also lead global sourcing, trade compliance, global planning and supply chain. Field inventory teams will report to their respective geographic region leadership.

•	Audrey Beckman, Senior Vice President, Strategic Quality Initiatives, will oversee all aspects of our global quality excellence initiative.

•	Bill Fisher, Senior Vice President, Global Human Resources, will directly lead global compensation and benefits, organizational training and development, and a team of HR professionals who will serve as partners to the business units and geographic regions to support Team Member needs.

•	Dan Florin, Senior Vice President, Chief Financial Officer, will oversee the Corporate Accounting and Finance organization, Corporate Business Development, Investor Relations and the global Information Technology organization. Dan will also directly lead a team of Finance specialists located within the businesses providing financial support to the business units and geographic regions.

•	Emmanuel Nyakako, Senior Vice President, Global Quality, Clinical and Regulatory Affairs, will lead the quality organization and a clinical and regulatory organization that will focus on best practices, overall strategy, global regulatory and clinical affairs management and governance for the company. Regulatory submissions and clinical strategy teams supporting product groups will report to their respective business unit leadership.

•	Chad Phipps, Senior Vice President, General Counsel and Secretary, will lead Legal, Compliance, Government Affairs and Corporate Communications.

Over the course of the next several weeks, the Zimmer Biomet Operating Committee members will determine the future leadership of their individual organizations. The leadership team has established a fair process to consider qualified candidates from both Zimmer and Biomet. As with the Operating Committee selection, Biomet and Zimmer personnel will be given the same careful consideration. An announcement regarding this next level of leadership of the future company is expected after the first of the year and before the close of the transaction.

The future leadership team will continue to meet regularly as we plan the integration of our two companies. While we are making tremendous progress on our planning, it is also important to remember that, until the closing of the transaction, we remain separate companies and each organization continues to operate under its current leadership structure.

As always, if you have questions regarding integration planning or the planned combination of Zimmer and Biomet, Zimmer Team Members should send their questions to ComingTogether@zimmer.com and Biomet Team Members should send their questions to teammemberquestions@biomet.com.

I look forward to continuing to share our progress with you. Thank you for your ongoing commitment to Zimmer and Biomet Customers and the patients whom they serve.

Sincerely,

David

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.